                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G
                           (AMENDMENT NO. 2)*

               Under the Securities Exchange Act of 1934


                       Workflow Management, Inc.
                            (Name of Issuer)

                Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                     (Title of Class of Securities)

                              98137N-10-9
--------------------------------------------------------------------------------
                             (CUSIP Number)

                             June 26, 2003
--------------------------------------------------------------------------------
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:                                             [ ] Rule 13d-1(b)
                                                               [X] Rule 13d-1(c)
                                                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Person Authorized to Receive Notices and Communications:

                          Jacob D. Smith, Esq.
                         Haynes and Boone, LLP
                      901 Main Street, Suite 3100
                          Dallas, Texas 75202
                             (214) 651-5000

                              SCHEDULE 13G


CUSIP No. 98137N-10-9                                          Page 2 of 6 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               The Pinnacle Fund, L.P., a Texas limited partnership
               75-2512784
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OR ORGANIZATION

               Texas
--------------------------------------------------------------------------------
                      5    SOLE VOTING POWER
     NUMBER OF
      SHARES                     0
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY         6    SHARED VOTING POWER
       EACH
     REPORTING                   0
      PERSON        ------------------------------------------------------------
       WITH           7    SOLE DISPOSITIVE POWER

                                 0
                    ------------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
         9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                          0
--------------------------------------------------------------------------------
        10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                    EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
        11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          0%
--------------------------------------------------------------------------------
        12          TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

CUSIP No. 98137N-10-9                                          Page 3 of 6 Pages


Item 1(a)  Name of Issuer:

           Workflow Management, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           240 Royal Palm Way
           Palm Beach, Florida 33480

Item 2(a)  Name of Person Filing:

           The Pinnacle Fund, L.P.

Item 2(b)  Address of Principal Business Office:

           4965 Preston Park Blvd.
           Suite 240
           Plano, Texas 75093

Item 2(c)  Citizenship:

           Texas

Item 2(d)  Title of Class of Securities:

           Common Stock, $0.001 per share

Item 2(e) CUSIP No:

           98137N-10-9

CUSIP No. 98137N-10-9                                          Page 4 of 6 Pages

Item 3     Status of Person Filing:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
           (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15
                    U.S.C. 78c);
           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
           (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
           (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
           (j) [ ]  Group, in accordance with Section
                    240.13d-1(b)(1)(ii)(J).

Item 4     Ownership:

           (a) This statement is filed on behalf of The Pinnacle Fund, L.P. As of June 26, 2003, The Pinnacle Fund, L.P. was no longer the beneficial owner of any shares of common stock of Workflow Management, Inc.

           (b) Percent of Class:  0%.

           (c) Number of shares as to which each person has:

               (i)   sole power to vote or to direct the vote:  0

               (ii)  shared power to vote or to direct the vote:  0

               (iii) sole power to dispose or to direct the disposition
                     of:  0

               (iv)  shared power to dispose or to direct the
                     disposition of:  0

CUSIP No. 98137N-10-9                                          Page 5 of 6 Pages

Item 5     Ownership of 5% or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6     Ownership of More than 5% on Behalf of Another Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

           Not applicable.

Item 8     Identification and Classification of Members of the Group:

           Not applicable.

Item 9     Notice of Dissolution of Group:

           Not applicable.

Item 10    Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98137N-10-9                                          Page 6 of 6 Pages


                               SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2003


                               THE PINNACLE FUND, L.P.

                               By:  Pinnacle Advisers, L.P., its
                               general partner


                               By:    /s/ Barry M. Kitt
                                    ------------------------------------
                                    Barry M. Kitt
                                    General Partner